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                               November 22, 2022

       David Klein
       Chief Executive Officer
       Canopy Growth Corporation
       1 Hershey Drive
       Smiths Falls, Ontario, K7A 0A8

                                                        Re: Canopy Growth
Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 25,
2022
                                                            File No. 001-38496

       Dear David Klein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Letter to Shareholders
       Strategy to Fast Track Access into the U.S. Cannabis Market, page i

   1. With reference to the October 27, 2022 article in The Canadian Press, which you filed as definitive additional
materials on the same date, please revise the letter to shareholders to identify the aspect or
aspects of Canopy   s proposed structure that are novel and whether
                                                        there are attendant
business and/or regulatory risks.
   2. Describe clearly the purpose(s) behind (i) the creation of the Canopy USA structure and the transfer of US THC
assets into it and (ii) the creation of a new class of Exchangeable
                                                        Shares. Clarify, if
true, that Canopy plans to restructure again to return to its historical structure in the event
that the US federal government legalizes cannabis. In this regard, it should be clear whether
Canopy plans to (i) repurchase all shares of Canopy USA
                                                        Common Share equal to
the greater of fair market value and $2,000,000 and (ii) eliminate
 David Klein
FirstName LastNameDavid
Canopy Growth  CorporationKlein
Comapany 22,
November  NameCanopy
              2022      Growth Corporation
November
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FirstName LastName
         the class of Exchangeable Shares in the event that the US federal government legalizes cannabis.
3. With reference to the disclosure on page 16, please identify the unnamed "Investor" who currently holds all of the outstanding Canopy USA shares.
4. We note your statements here and elsewhere that this strategy will enable you to realize value in the near term. We further note your disclosure elsewhere that Canopy's Non-
         Voting Shares of Canopy USA do not carry voting rights, rights to receive dividends or other rights. Please revise your disclosure here and throughout, where appropriate, to further explain how this strategy will enable you to realize value in the near term. Also, explain how the disclosure is consistent with your disclosure that you will have "no economic interest" in Canopy USA.
5. We note your statements here and throughout your document describing the highlights and potential benefits of your strategy. Please clarify throughout whether you believe you can realize the benefits of this strategy while cannabis remains federally illegal in the U.S.
6. Please revise this section, where appropriate, to reflect your disclosure on page 23 that
         Nasdaq objects to you consolidating the financial results of Canopy USA and views it as impermissible under Nasdaq's general policies. In your revisions, please discuss whether there is a material risk that your shares could be delisted from Nasdaq as a result of the implementation of this strategy. Clarify more specifically the nature of Nasdaq's stated
         objections to the structure, including whether it extends to the creation of the
         Exchangeable Shares.
7. We note your statement that you anticipate financial benefit via revenue and cost synergies "across Canopy" upon implementation of your strategy. Please revise to explain how you will achieve financial benefit across Canopy while you own Non-Voting Shares of Canopy USA and cannabis remains illegal in the U.S.
Relationship with Constellation Brands, page iii

8. Please revise your disclosure to clarify, if true, that a majority of your board of directors is affiliated with Constellation.
Third-Party Information, page 2

9. We note your statement that you do not make any representation as to the accuracy of information that you are including in the proxy statement. Please either delete this disclaimer or explain how it is consistent with your belief that the information is reliable.
Amendment Proposal
Background, page 11

10. Please revise this section to disclose the consideration you were, or will be, obligated to pay to TerrAscend, Acreage, Wana, Jetty and Cultiv8 if the Amendment Proposal is
 David Klein
FirstName LastNameDavid
Canopy Growth  CorporationKlein
Comapany 22,
November  NameCanopy
              2022      Growth Corporation
November
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         approved and Canopy USA consummates the option transactions with these entities.
         Please also revise your document, where appropriate, to describe the material terms of these proposed transactions, including any deferred or option exercise payments.
11. Please disclose the identity of the third-party investor of Jetty to whom Canopy USA issued 1,000,000 Class A shares. Please also describe the consideration you received in exchange for issuing shares to the third-party investor.
12. Your disclosure indicates that your Non-Voting Shares in Canopy USA represent approximately 0.7% of the issued and outstanding shares in Canopy USA on an as-
         converted basis. Your disclosure on page 16 indicates that you own 99.3% of the issued and outstanding shares of Canopy USA on an as-converted basis. Please reconcile your disclosure or advise.
13. Your disclosure indicates that you have the right to repurchase all shares of Canopy USA that have been issued to the Investor at a price per share equal to the greater of fair market value and $2,000,000. Please disclose how fair market value will be determined and who will be responsible for the determination. Please also confirm whether "$2,000,000" refers to the price per share or to the aggregate repurchase amount.
14. Please revise your disclosure to explain why the Acreage Debt Optionholder has agreed to acquire an option to purchase the outstanding principal of Acreage's debt. In your revisions, please explain whether the Option Premium would be returned to the Acreage
         Debt Optionholder if the Amendment Proposal is not approved.
15. Please revise your disclosure in this section, where appropriate, to reflect your disclosure on page 25 that you have not received audited financial statements from Wana or Jetty.
16. We note your disclosure on page 13 that Canopy finalized a structural path in August
         2022 to form and transfer the Structured U.S. Investments after months of analysis and structuring with legal counsel and financial and tax advisors. Please revise to explain the challenges faced in structuring the transaction and discuss, if applicable, why other alternative structures were not pursued. With a view to disclosure, please tell us whether
         Canopy considered a spin-off with a pro rata distribution to its shareholders, and if so, why this structure was not pursued.
Structure of Canopy USA, page 15

17. Please provide support for your assertion that Canopy USA is currently controlled by the
         Investor who has acquired and continues to hold all of the outstanding Canopy USA
         Common Shares. In this regard, we note the following :
             Canopy has the right to appoint two of the four members of the Canopy USA board of managers as compared to the Investor who only has the right to appoint one manager.
             Pursuant to the Protection Agreement, Canopy retains the right to control Canopy
             USA's actions with respect to several significant decisions related to its business
 David Klein
FirstName LastNameDavid
Canopy Growth  CorporationKlein
Comapany 22,
November  NameCanopy
              2022      Growth Corporation
November
Page 4    22, 2022 Page 4
FirstName LastName
              organizations, properties, assets, rights, employees, goodwill and business relationships, as detailed on pages 16-17.
                Canopy has a call right to repurchase at any time all of the Canopy USA shares that have been issued to the Investor.
18. Please revise your disclosure to present Canopy USA's current equityholders and their ownership percentages.
19. Please tell us whether you have filed the Protection Agreement and if not, whether you plan to do so prior to the Special Meeting.
20. Please revise to explain whether Canopy has information rights with respect to Canopy
         USA. With a view to disclosure, please tell us whether Canopy and Canopy USA have entered into any tax, operating or services agreements.
21. Explain whether the transfer or sale of the corporate assets to Canopy USA results in
         material tax consequences for Canopy and/or Canopy   s shareholders.
Similarly discuss
         whether there would be material tax consequences in the event that Canopy converts its
         Non-Voting Shares of Canopy USA. Discuss, as applicable, whether the chosen structure includes tax arrangements between Canopy, Canopy USA or any other parties.
22. Please explain whether Canopy is contributing any assets to Canopy USA in addition to the Structured U.S. Investments. In this regard, it is unclear whether Canopy has contributed or will contribute cash to Canopy USA and if so, how much. Discuss Canopy
         USA   s short-term and long-term capital needs and whether it has raised funding from
         third parties.
23. Please disclose the jurisdiction where Canopy USA is incorporated. Please tell us whether
         Canopy USA has a certificate of formation charter and an operating agreement that are or will be publicly available. With a view to disclosure, please tell us whether the managers
         and officers of Canopy USA will have any duties to Canopy   s
shareholders regarding the
         management of Canopy USA.
Reasons for the Transaction and Recommendation of the Board, page 17

24. We note your statement that you expect that Canopy USA will be accretive to your shareholders based on a number of key metrics. Please present these metrics.
25. Please revise your statement that you believe you comply with all applicable laws and regulations to reflect your disclosure on page 23 that Nasdaq has proposed to you that the consolidation of Canopy USA is impermissible under Nasdaq's general policies.
Risk Factors Relating to the Amendment Proposal, page 21

26.      To the extent that Canopy   s plan is reasonably likely to result in
delisting from the Nasdaq
         Global Select Market, please provide us an analysis regarding whether any of the transactions are a Rule 13e-3 transaction.
 David Klein
Canopy Growth Corporation
November 22, 2022
Page 5
General

27. Please tell us your consideration, and revise your filing as necessary, for including the financial statements of Acreage Holdings, Inc., Lemurian, Inc., Mountain High
      Products, LLC, Wana Wellness, LLC and The Cima Group, LLC for the required periods pursuant to Rule 3-05 of Regulation S-X and pro forma financial information as required by Article 11 of Regulation S-X. Alternatively, provide us with the significance test calculations of Rule 1-02 (w) of Regulation S-X, supporting your conclusion that these entities' financial statements are not required to be presented. Refer to
Item 13(a) and Note
      A to Schedule 14A.
28. We note from page 17 that "Canopy is expected to consolidate the financial performance of Canopy USA in accordance with accounting principles generally accepted in the United
      States." Please provide to us your analysis of how you concluded that consolidation is appropriate under US GAAP. Cite the accounting literature relied upon and describe how you applied it your situation.
29. With reference to comment 27 above and Note A to Schedule 14A, please revise to include the information required by Items 11, 13(a)(2) through (a)(6), and 14 of Schedule
      14A with respect to the expected acquisitions by Canopy USA.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Klein
                                                            Division of
Corporation Finance
Comapany NameCanopy Growth Corporation
                                                            Office of Life
Sciences
November 22, 2022 Page 5
cc:       Yariv Katz
FirstName LastName